ICAP Corporates LLC

(SEC I.D. No. 8-12726)
(NFA I.D. No. 0423118)

Statement of Financial Condition
December 31, 2019

ICAP Corporates LLC
Index
December 31, 2019

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of ICAP Corporates LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICAP Corporates LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2020

We have served as the Company's auditor since 2017.

ICAP Corporates LLC
Statement of Financial Condition
December 31, 2019

(dollars in thousands)

Assets

Cash and cash equivalents	$	88,087
Cash segregated under federal regulations		6,800
Deposits with clearing organizations		35,971
Securities borrowed		800,271
Receivable from brokers, dealers and clearing organizations		57,994
Commissions receivable, net of allowance for doubtful accounts of $765		23,826
Receivable from customers		18,643
Receivable from affiliates		7,615
Exchange and trading memberships		269
Goodwill		2,312
Income taxes receivable		1,174
Prepaid expenses and other assets		6,246
Total assets	$	1,049,208

Liabilities and Member's Equity

Liabilities

Securities loaned	$	800,589
Payable to brokers and dealers		28,407
Payable to customers		41,837
Payable to affiliates		14,115
Note payable to affiliate		17,000
Accrued personnel costs		14,339
Accrued expenses and accounts payable		3,225
Deferred tax liability		1,595
Total liabilities		921,107
Member's equity		128,101
Total liabilites and member's equity	$	1,049,208

The accompanying notes are an integral part of this statement of financial condition.

(dollars in thousands)

1.   **Organization**

ICAP Corporates LLC (the "Company") is a Delaware limited liability company. The Company's sole Member is ICAP Securities USA LLC ("ISEC"), which was a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA had one Member, ICAP US Financial Services LLC ("IUFS"). IUFS had two Members, ICAP Global Broking Investments ("IGBINV") and ICAP Global Broking Inc. ("IGBI"), with IGBINV being a wholly owned subsidiary of IGBI. On October 31, 2019, IBHNA reorganized its ownership structure by transferring its entire ownership interest in ISEC to IGBI. IGBI's direct parent TP ICAP Americas Holdings Inc. ("TPIAHI") is a wholly owned indirect subsidiary of TP ICAP plc, and therefore the Company is an indirect wholly owned subsidiary of TP ICAP plc.

TP ICAP plc is a public company registered in the United Kingdom that engages principally as an intermediary in global financial, energy and commodity markets. In its intermediary role, TP ICAP plc provides access to dynamic and efficient markets that enhance the flow of capital, energy and commodities around the world.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as a non-clearing Independent Introducing Broker ("IB") with the Commodities Futures Trading Commission ("CFTC"), is a member of the National Futures Association ("NFA"), and is also a member of various exchanges (see Note 2(c)).

The Company is headquartered in New Jersey and operates primarily in the interdealer market in bonds listed on the New York and American Stock Exchanges, over the counter corporate bonds, preferred stock, equity securities, credit and equity derivatives, certificates of deposits, collateralized mortgage obligations and other asset-backed corporate debt securities. The Company self clears transactions in certain products, and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

Brokerage Capacities

The Company may act in the capacity of "matched principal", "exchange give-up" and/or "name passing".

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the "exchange give-up" capacity, the Company facilitates the trading activity of its client on an exchange or trading facility. Once the execution has occurred, the executed position is then given-up to the client or the client's clearing member through the clearing services at the exchange clearing house.

When acting in the "name passing" capacity, the Company connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

(dollars in thousands)

The Company routes for execution and/or acts as executing broker for orders in certain products, and introduces such transactions to a clearing firm for settlement and clearance on a deliver verse payment and receive verse payment ("DVP/RVP") basis.

The Company self-clears certain fixed income transactions on a DVP/RVP basis.

Fees/Commissions

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "exchange give-up" and "name-passing" market places and for other transactions the fee will typically take the form of a commission. Commission income is recorded on a trade date basis.

In addition, in certain fixed income markets the Company may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal, including, but not limited to, as a result of errors or out trades. The Company, while managing and liquidating such positions, may generate a profit or a loss.

Securities Transactions:

Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivables from brokers or dealers and clearing organizations on the statement of financial condition as trades pending settlement, net.

-

2. **Summary of Significant Accounting Policies**

Basis of presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the statement of financial condition includes all adjustments necessary to present fairly the financial position at December 31, 2019.

Use of Estimates

Preparation of the statement of financial condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Significant estimates include goodwill, realizability of deferred tax assets and related allowance, and allowance for receivables. Actual results could differ from those estimates.

(dollars in thousands)

Revenue Recognition

The Company acts as an intermediary in the wholesale financial markets and therefore acts in a matched principal, or agency role. The Company also earns revenue from data sales.

Matched principal transactions - The Company acts as a "middleman" by serving as the counterparty for identified buyers and sellers in matching reciprocal back to back trades. The buyers and sellers in these transactions have agreed to the performance obligation details of price and quantity for the securities being traded. Principal transactions revenue is derived from the spread of the buy and sell transactions. Principal transactions revenue is recognized on a trade date basis once the details of the performance obligation are met and transfer of control of the securities is established between the customers. Principal transaction revenues are generally paid on settlement date (typically one or two days after trade date), therefore the Company records a receivable between trade date and payment on settlement date.

Agency commissions - The Company acts in an agency capacity, by connecting buyers and sellers. When the buyers and sellers agree to price and other terms of the transaction, the Company's performance obligation is met and it leaves both parties, to clear and settle through the appropriate market mechanism. In agency transactions, the Company charges commission for executing transactions between buyers and sellers. Agency commissions revenue are recognized on trade date, as that is when performance obligations are satisfied. The Company accounts for agency commissions on an accrual basis and therefore records a receivable between trade date and payment date (the date customer invoice payments are received).

Data sales- The Company earns data sales revenues from providing trading information to financial institutions. Data sales revenue is recognized upon usage or availability of data. The Company's performance obligation related to these sales does not go beyond providing data to its customers. Data sales revenues are generally recognized over the period that the related service is provided. The timing of the Company's revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and conversely when the customer is billed in advance or payment precedes the Company's service obligation, deferred revenue is recorded until the Company's performance obligations are satisfied. The Company did not have any deferred revenue as of December 31, 2019.

(a) Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2019 includes $88,087 of cash held in demand deposit accounts by two major financial institutions. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Additionally, at December 31, 2019, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at one major institution.

(dollars in thousands)

(b) Cash Segregated Under Federal Regulations

Cash in the amount of $6,500 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The Company computes a proprietary accounts of broker-dealers ("PAB") reserve, which requires that the Company maintain minimum segregated cash in the amount of total credits per the reserve computation. As of December 31, 2019, cash in the amount of $300 has been segregated in PAB reserve account. The segregated cash held in both the special reserve bank account for the exclusive benefit of customers and the PAB reserve account exceeded the requirement pursuant to SEC Rule 15c3-3.

(c) Exchange and Trading Memberships

The Company owns membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of $85.

The Company owns two trading memberships with ICE Inc., formerly named the New York Board of Trade ("NYBOT"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of $2.

Additionally, the Company owns a CBOT trading membership seat. The Company carries this membership seat at cost of $182.

The Company is required to hold these shares and trading membership in order to maintain its trading membership privileges. The Company performed an annual impairment review and determined that there was no impairment of the shares or trading membership seat.

(d) Securities Transactions

Securities owned are recorded at fair value. Security transactions are recorded on a trade date basis. Securities owned primarily consist of US Government, corporate obligations and equities. Customers' securities transactions are recorded on a trade date basis.

Collateralized Financing Agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. The amount of collateral received and delivered under these agreements approximates the amounts on the statement of financial condition. Securities borrowed and securities loaned are presented on a gross basis in the statement of financial condition.

(dollars in thousands)

(e) Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Company is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Company uses its best judgement and information available to it at the time to perform this review. Upon completing its annual review, the Company concluded that there was no impairment to goodwill as of December 31, 2019.

(f) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-on bonuses and forgivable loans which are amortized over the life of the employment contracts.

(g) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb expected credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs. As of December 31, 2019, there was an allowance of $765.

(h) Income Taxes

The Company is included in the consolidated U.S. federal and combined state and local income tax returns of TPIAHI and calculates the provision for income taxes by using a "separate return" method as modified to apply the "benefits-for-loss" approach. Under this approach, the provision for income taxes is computed as if the company filed on a separate tax return basis and is then adjusted to reflect the periodic reimbursement for any tax benefits received or generated by the Company.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. A valuation allowance is required for any component of net deferred tax assets which does not meet the "more likely than not" criterion for realization and the need for a valuation allowance is assessed on the basis of the Company's projected separate return results modified to apply the benefits-for-loss approach. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

(dollars in thousands)

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the statement of financial condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax provision during the period that includes the enactment date.

The net deferred tax assets are recorded to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Uncertain tax positions are recorded in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to two business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

	Receivable		Payable
Fail-to-deliver	$ 49,320	Fail-to-receive	$ 25,948
Receivable from clearing brokers and clearing organizations	5,517	Payable to clearing brokers and clearing organizations	-
Other	3,157	Other	2,459
	$ 57,994		$ 28,407

4. Receivable from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

(dollars in thousands)

5. **Income Taxes**

The Company had a U.S. federal and state net deferred tax liability of $1,595 as of December 31, 2019. Deferred income taxes reflect the net tax effect of temporary differences between the financial reporting and tax basis of assets and liabilities.

Deferred tax assets and liabilities at December 31, 2019 are comprised of the following:

Deferred Tax Assets:			
Bad Debt	220		
Bonus	155		
Redundancy provision	68		
Equity compensation	9		
Total deferred tax assets	**452**		
Deferred Tax Liabilities:			
Incentive contract payments	1,576		
Amortization	471		
Total deferred tax liabilities	**2,047**		
Net deferred tax liability	1,595		
Valuation Allowance	-		
Total net deferred tax liability	**1,595**		

The effective tax rate for the for year ended December 31, 2019, is 34.1%. The effective tax rate differs from the federal statutory tax rate primarily due to the impact of state and local income taxes of 8.6%, return to provision adjustment of -.5%, foreign tax of -.3%, and non-deductible expenses of 5.3%.

The Company follows accounting guidance under ASC 740 which clarifies the accounting for uncertainty in income taxes recognized in the accompanying statement of financial condition. As of December 31, 2019, the Company has not accrued any unrecognized tax benefits in the Company's statement of financial condition.

The Group is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Group is required to establish a valuation allowance against the deferred tax assets. The Group believes it did meet the more-likely-than-not criteria and therefore did not record a valuation allowance at December 31, 2019.

Through its inclusion in the consolidated federal return filed by its ultimate U.S. parent TPIAHI, the significant jurisdictions which remain open for audit are U.S. Federal and New Jersey for tax years 2014 and after and New York for tax years 2013 and after.

ICAP Corporates LLC
Notes to Statement of Financial Condition
December 31, 2019

(dollars in thousands)

6. Commitments and Contingencies

The Company has access to a 270,000 GBP revolving credit facility through its main United Kingdom parent. This revolving credit facility includes a $100,000 USD committed daily Swing line facility which can be drawn directly by the Company and utilized to satisfy collateral and margin requirements with clearing organizations. The remaining GBP revolving credit facility balance can be drawn by the United Kingdom parent and sent to the Company to be used for general corporate purposes (including satisfying collateral or margin requirements). The revolving credit facility matures on April 2, 2020. Additionally, the Company has direct access to a $75,000 overdraft facility with a major financial institution.

As of December 31, 2019, the Company had not drawn down on the revolving credit facility.

Litigation

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests the liability or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its statement of financial condition.

7. Offsetting Financial Assets and Financial Liabilities

U.S. GAAP permits entities to present derivative receivables and payables with the same counterparty and the related cash collateral receivables and payables on a net basis in the statement of financial condition when a legally enforceable master netting agreement exists. U.S. GAAP also permits securities sold and purchased under repurchase agreements and securities borrowed or loaned under securities loan agreements to be presented net when certain conditions are met, including the existence of a legally enforceable master netting agreement.

The Company discloses both gross and net information about financial instruments and transactions eligible for offset in the statement of financial condition and financial instruments and transactions subject to an agreement similar to a master netting arrangement.

Financial instruments and transactions would include derivatives, sale and repurchase agreements reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements.

The Company presents securities borrowed and securities loaned on a gross basis in the statement of financial condition.

(dollars in thousands)

The following tables present the gross and net of securities borrowed and loaned as of December 31, 2019.

Offsetting of Financial Assets:

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Market Value	Cash Collateral Received	Net Amount
Securities borrowed	$ 800,271	$ -	$ 800,271	$ (779,665)	$ -	$ 20,606
Total	$ 800,271	$ -	$ 800,271	$ (779,665)	$ -	$ 20,606

Offsetting of Financial Liabilities:

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Market Value	Cash Collateral Pledged	Net Amount
Securities loaned	$ 800,589	$ -	$ 800,589	$ (779,665)	$ -	$ 20,924
Total	$ 800,589	$ -	$ 800,589	$ (779,665)	$ -	$ 20,924

The table below presents the gross carrying value of securities loaned by class as of December 31, 2019.

Securities Loaned	Gross carrying value
Equity securities	$ 487,048
Corporate debt	313,541
	$ 800,589

The securities loaned can involve varying contractual maturities ranging from overnight to over ninety days.

(dollars in thousands)

8. **Net Capital Requirements**

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) ("the Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2019, the Company had net capital of $81,043, which exceeded the minimum requirement of $1,000 by $80,043

As a registered non-clearing IB, the Company is subject to the Minimum Capital Requirements Rule ("The Rule") pursuant to Regulation 1.17 under the Commodity Exchange Act (the "Act") as amended. The Rule requires the maintenance of minimum net capital equal to the greater of $1,000 or 2% of aggregate debit balances as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3. At December 31, 2019, the Company had net capital of $81,043 which was $80,043 in excess of the minimum net capital requirements of the Act.

9. **Employee Benefits**

The Company participates in a 401(k) profit sharing plan (the "Plan") covering substantially all of its employees. All employees who participate are allowed to contribute a portion of their earnings into a deferred retirement account up to limits established by the Internal Revenue Code. On a discretionary basis, the Company matches a portion of all eligible employee contributions not to exceed a certain limit.

10. **Fair Value Measurements**

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3 – Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

The Company did not have any assets or liabilities classified as Level 3 at December 31, 2019.

Financial Instruments Measured at Fair Value

The Company's cash and cash equivalents typically include short-term highly liquid money market mutual funds, which are quoted on through over the counter markets and therefore considered Level 1. At December 31, 2019, the Company's cash and cash equivalents are comprised of $88,087 cash held in demand deposit accounts.

(dollars in thousands)

The Company's securities owned, typically shares of common stock and high grade corporate bonds, which are measured based on quoted market prices and therefore are considered Level 1 assets.

The Company's securities sold, but not yet purchased at fair value, are typically shares of common stock and high grade corporate bonds, which are quoted on a national securities exchange are classified as Level 1 assets.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended December 31, 2019, the Company did not have any transfers between levels.

Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the statement of financial condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of the Company's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

		December 31, 2019		
Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations	$ –	$ 35,971	$ –	$ 35,971
Securities borrowed	–	800,271	–	800,271
Receivable from broker dealers and clearing organizations	–	57,994	–	57,994
Commissions receivable	–	23,826	–	23,826
Receivable from customers	–	18,643	–	18,643
Exchange and trading memberships	–	269		269
Total	$ –	$ 936,974	$ –	$ 936,974
Liabilities:				
Securities loaned	$ –	$ 800,589	$ –	$ 800,589
Payable to broker dealers and clearing organizations	–	28,407	–	28,407
Payable to customers	–	41,837	–	41,837
Total	$ –	$ 870,833	$ –	$ 870,833

11. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Company may, under certain circumstances, be required to discharge the obligation of the non-performing party.

(dollars in thousands)

As a result of acquiring a position as discussed under Note 1 herein, the Company may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

The Company has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of $779,665, and received cash or other collateral with a value of $800,589. If a borrowing broker or dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstance, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the Company has borrowed from other brokers and dealers, securities having a market value of $779,665 and has given cash or other collateral with a value of $800,271. In the event a lender does not return the collateral, the Company may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2019, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The contractual amount of purchase and sale transactions at December 31, 2019, was $1,241,143 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end. The net amount of these purchase and sale transactions is included in payable to brokers and dealers in the statement of financial condition.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate non-performance by the counterparties.

12. Transactions with Affiliates

The Company entered into agreements with indirect wholly owned subsidiaries of TP ICAP plc, whereby the subsidiaries provide them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions), and the Company provides similar services to other TP ICAP plc subsidiaries. The agreements also include the payment of certain expenses such as payroll, paid on behalf of the Company. At December 31, 2019, the Company has payables to affiliates of $13,805 under these

(dollars in thousands)

agreements and therefore has reflected this amount in payable to affiliates in the statement of financial condition.

The Company has receivables from affiliates of $1,086 relating to commissions collected by the affiliates on behalf of the Company. The Company also has receivables of $6,529 due from affiliates for shared administrative expenses incurred by the Company on behalf of the affiliates.

Additionally, the Company has payables to affiliates of $310 relating to commissions collected by the Company on behalf of the affiliates.

The Company clears its U.S. Government securities transactions through its parent ICAP Securities USA LLC. In addition, the Company provides clearing services for foreign affiliates.

The Company's parent, ICAP Securities USA LLC, has guaranteed the Company's payment and performance to certain stock loan counterparties.

The Company has deferred income taxes payable of $1,595 due to an affiliate, and has income taxes receivable of $1,174 due from an affiliate.

Amounts receivable from affiliates are non-interest bearing and due on demand.

During June 2019, the Company issued a promissory note payable to TPIAHI in exchange for a $22,000 loan from TPIAHI to help satisfy funding requirements for the settlement of securities transactions. Interest on the outstanding principal balance of the note accrues at an annual rate of 5.612%. For the year ended December 31, 2019, the Company incurred $623 of interest expense associated with this note, which is reflected in interest expense in the statement of income. At December 31, 2019, the outstanding principal balance of $17,000 is reflected in note payable to affiliate in the statement of financial condition, and accrued interest payable of $623 is reflected in payable to affiliates in the statement of financial condition. The note is payable on demand.

13. Integration plan costs

The Company incurred integration plan costs which generally consist of employee severance, and termination costs. These charges were incurred due to the of integration of the Tullett Prebon Group and the ICAP global broking businesses ("IGBB").

Integration costs have been recorded in accordance with ASC 712-10, "Nonretirement Postemployment Benefits," and/or ASC 420-10, "Exit or Disposal Cost Obligations" as appropriate.

The Company records severance and one- time termination costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10. Pursuant to ASC 420-10, the Company establishes a liability for costs associated with severance and termination obligations, and other related costs, when the liability is incurred, rather than at the date of termination.

The determination of when the Company accrues for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the cost improvement and integration activities are

(dollars in thousands)

assessments related to the most likely expected outcome of the significant actions. In determining the charges related to the integration plan, the Company makes estimates. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond the control of the Company. The Company will continue to review the status of the integration costs and, if appropriate, record changes to these obligations in current operations based on the Company's most current estimates.

At December 31, 2019, the Company has recorded a liability of $236, for its obligations related to the integration cost plan.

14. **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 28, 2020. There have been no subsequent events that occurred during this period that would require recognition in the statement of financial condition or disclosure as of December 31, 2019, or for the year then ended.